Exhibit (a)(1)(viii)

Nokia Corporation commenced a subsequent offering period with respect to its offer to acquire Alcatel Lucent securities identified below in France and the United States. The subsequent offering period commenced on January 14, 2016 and will expire at 5:30 PM Paris time (11:30 AM New York City time) on February 3, 2016. The deadline for tendering Alcatel Lucent ADSs into the U.S. offer is 5:00 PM New York City time on February 2, 2016. During the subsequent offering period, tendering Alcatel-Lucent ADS holders will not have withdrawal rights.

The exchange ratios during the subsequent offering period will remain the same:

0.5500 Nokia Share per Alcatel Lucent Ordinary Share

0.5500 Nokia American Depositary Share per Alcatel Lucent American Depositary Share

0.6930 Nokia Share per 2018 Alcatel Lucent OCEANE

0.7040 Nokia Share per 2019 Alcatel Lucent OCEANE

0.7040 Nokia Share per 2020 Alcatel Lucent OCEANE

Nokia invites the remaining Alcatel Lucent Securities holders to tender their Alcatel Lucent Shares, OCEANE convertible bonds or ADSs into the subsequent offering period. The offer has been unanimously supported by the Alcatel Lucent board at its meeting of October 28, 2015, as stated in Alcatel Lucent’s Solicitation/Recommendation Statement on Schedule 14D-9 and under the conditions and assumptions mentioned therein. Holders of Alcatel Lucent ADSs may still use the original Letter of Transmittal with expiration date of 5:00 PM, New York City Time, December 22, 2015, to provide their tender instructions during the subsequent offering period.